UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 19, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
           (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
           (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On May 19, 2010, the Board of Directors of Ashland Inc. ("Ashland") declared a quarterly cash dividend of 15 cents per share, payable June 15, 2010, to shareholders of record at the close of business on June 2, 2010. This is increased from the previous quarterly dividend of 7.5 cents per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<table>
<tr><td></td><td>ASHLAND INC.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
</table>

<table>
<tr><td>May 19, 2010</td><td>/s/ Lamar M. Chambers</td></tr>
<tr><td></td><td>Lamar M. Chambers
Senior Vice President and
Chief Financial Officer</td></tr>
</table>